Exhibit 12.1

VALERO L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio)

	Three Months Ended March 31, 2004	Years Ended December 31,
		2003	2002	2001	2000	1999
Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$19,417	$67,177	$52,350	$42,694	$35,968	$65,445
Add:
Fixed charges	5,291	16,443	5,492	4,203	5,266	997
Amortization of capitalized interest	14	55	48	39	34	32
Distributions from Skelly-Belvieu Pipeline Company	688	2,803	3,590	2,874	4,658	4,238
Less: Interest capitalized	(17)	(123)	(255)	(298)	—	(115)

Total earnings	$25,393	$86,355	$61,225	$49,512	$45,926	$70,597

Fixed charges:
Interest expense (1)	$5,078	$15,291	$4,968	$3,721	$5,181	$777
Amortization of debt issuance costs	100	740	160	90	—	—
Interest capitalized	17	123	255	298	—	115
Rental expense interest factor (2)	96	289	109	94	85	105

Total fixed charges	$5,291	$16,443	$5,492	$4,203	$5,266	$997

Ratio of earnings to fixed charges	4.8x	5.3x	11.1x	11.8x	8.7x	70.8x

(1)	The interest expense, net reported in Valero L.P.’s consolidated statements of income for the three months ended March 31, 2004 and the years ended December 31, 2003 and 2002 includes interest income of $52,000, $171,000 and $248,000, respectively.

(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.